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                                                                    Exhibit 99.1

                 [DELTA GALIL INDUSTRIES LTD LOGO APPEARS HERE]


                    DELTA GALIL ANNOUNCES RESTRUCTURING PLAN
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        TEL AVIV, ISRAEL - MARCH 29, 2007 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today announced a restructuring plan.

        In light of continuous changes in the business environment, continued erosion of the selling prices and increased competition, Delta decided to adopt a restructuring plan, organizational changes and additional efficiency measures in order to improve the company's performance and enhance its ability to compete in the market place.

        Delta intends to take the following measures:

        1. Closure of some manufacturing facilities in Israel and downsizing operations of others while transferring production from those facilities to lower cost countries.

        2.      Downsizing manufacturing in Jordan.

        3. Executing organizational changes in its operational structure, development and design functions, marketing and sales operations, as well as in the finance department in the Company's headquarter in Israel. These changes will contribute to savings in overhead and the leveraging of synergies in these areas in the Israeli operations.

        4.      Expanding operations in Egypt.

        These measures will include the dismissal of approximately 600 workers in Israel, as agreed with the employees representative and the General Federation of Labor ("Histadrut").

        Delta expects to record restructuring expenses of $10 to $12 million, or $0.53 to $0.64 loss per diluted share in the first quarter of 2007. These expenses include an aggregate of approximately $5 million in cash, mainly for severance obligations. The remainder, including expenses of $5 to $7 million, comprises non-cash provisions for impairment of assets following closures and downsizing at certain production facilities.

        The implementation is expected to take place over the course of a year, commencing in the second quarter of 2007.

        These steps are being taken further to Delta's restructuring plan that was implemented during 2005 and 2006.

        Furthermore, the Company plans additional efficiency measures and overheads reduction in its U.S. and U.K. headquarters.

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        Mr. Aviram Lahav, Delta's CEO, said upon the release of the plan "we sincerely regret the impact of these measures on the Company's employees and their families. We will treat all employees fairly and will make every effort to alleviate the impact of this transition for the employees whose positions are being eliminated. Although those employees have contributed to the Company's success over the years, these measures, which include transfer of production to lower cost locations and efficiency measures in the Company's various departments, are a result of the worsening competitive conditions and the need to deal with the global environment."

        "We believe that the full implementation of the plan and the organizational changes will contribute to lower costs and an improvement in our future business results," Mr. Lahav concluded.


        DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE:
WWW.DELTAGALIL.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE COMPANY) ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN QUOTAS; ,OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN.

        FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 20-F.

CONTACTS:
---------
YOSSI HAJAJ         DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744

U.S. INVESTORS

KATHY PRICE         THE GLOBAL CONSULTING GROUP        TEL: +1-646-284-9430


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